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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            VENDINGDATA CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                          Common Stock $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  92261Q 10 3
________________________________________________________________________________
                                 (CUSIP Number)

         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 9, 2001
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 2 OF 4 PAGES


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Steven J. Blad
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     Not applicable
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         1,066,316 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0,000,000 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,066,316 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0,000,000 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,066,316
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     9.8%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 3 OF 4 PAGES

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D of Steven J. Blad is filed with respect to his ownership of the common stock, $.001 par value, ("Common Stock") of VendingData Corporation, a Nevada corporation ("Issuer"), located at 6830 Spencer Street, Las Vegas, Nevada 89119.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Steven J. Blad.

     (b) 6830 Spencer Street, Las Vegas, Nevada 89119.

     (c) Director, President, and Chief Executive Officer of Issuer.

     (d) Mr. Blad has not during the last five years been convicted in a criminal proceeding.

     (e) Mr. Blad has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of this Schedule 13D is to report Mr. Blad's beneficial ownership of Common Stock, including the Company's January 9, 2001, grants of stock options to Mr. Blad to purchase 425,000 shares of Common Stock. One January 9, 2001, option grant to purchase 100,000 shares of Common Stock was granted in the discretion of Issuer's Board of Directors and pursuant to Mr. Blad's employment agreement with the Company, and the second January 9, 2001, option grant to purchase 325,000 shares of Common Stock was issued in the discretion of Issuer's Board of Directors.

                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 4 OF 4 PAGES



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         STEVEN J. BLAD                  PRESENTLY OWNED          PERCENTAGE(2)
         --------------                  ---------------          ------------

         Sole Voting Power                 1,066,316(1)              9.8 %

         Shared Voting Power               0,000,000                   0 %

         Sole Dispositive Power            1,066,316(1)              9.8 %

         Shared Dispositive Power          0,000,000                   0 %

         Total Beneficial Power            1,066,316(1)              9.8 %

----------------

1 This amount represents 175,100 shares of Common Stock owned by Steven J. Blad, 1,216 shares owned by Mr. Blad's spouse, 10,000 shares owned by Gametek, Inc., an entity controlled by Mr. Blad, and 880,000 shares of Common Stock issuable to Mr. Blad upon exercise of certain options. Shares of Common Stock may be subject to applicable community property laws.
2 These percentages reflect the percentage share ownership with respect to 10,854,801 shares, the number of shares of Common Stock outstanding as of January 31, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 5, 2001




                            /s/ Stacie L. Brown
                            ----------------------------------------------------
                            Stacie L. Brown, Attorney-In-Fact for Steven J. Blad



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).